Exhibit 23.1



          Consent of Independent Registered Public Accounting Firm



The Board of Directors
Con-way Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-92399 and 333-102749) on Form S-8 of Con-way Inc. of our report dated June 27, 2008, with respect to the statements of net assets available for benefits of the Con-way Retirement Savings Plan (formerly the CNF Inc. Thrift and Stock Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the year ended December 31, 2007 and the supplemental schedule - schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Con-way Retirement Savings Plan.



                                /s/  KPMG LLP


Portland, Oregon
June 27, 2008